UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION CROWDFUNDING OF THE
SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2020

G3C Technologies Corporation



In this Annual Report, the terms "we", "G3CT", "G3C Tech", or "the Company" refers to G3C Technologies Corporation

The company, having offered and sold its Class B Non-Voting Common Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, as amended (the "Securities Act") is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2019. A copy of this report may be found on the company's website at http://www.g3ct.com/investors.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in the offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

THE COMPANY'S BUSINESS

The Company's Business

G3C Technologies Corporation (the "Company") is a C-Corporation organized on February 25, 2015 in the State of New Jersey. The Company began as Long Arc Technologies Corporation. On October 6, 2017, the certificate of incorporation was amended and restated to change the name of the Company to G3C Technologies Corporation. The Company's headquarters are located in Basking Ridge, New Jersey.

We founded the company in 2015 in order to address the improper waste disposal problem, which our world is facing today. For the first few years, we decided to narrow our focus on the conversion of scrap tires into recovered Carbon Black ("rCB") that has high market demand. G3CT markets such technologies to achieve a worldwide processing of scrap tires and to significantly reduce production of virgin carbon black that uses scarce natural resources, *i.e.* oil and gas. In the future the company may expand its focus to other carbon containing waste.

Business Plan

We are still a development stage company that has not yet achieved revenues or established a customer based.

The Company has reached many milestones, such as:
- developed our proprietary G3C process producing recovered Carbon Black (rCB) with high structure and high surface area (*e.g.,* potentially suitable for tire tread and speciality semi-conductive applications) which was granted a US, Canadian and Indian patents, trademarked "GREEN^3 CONVERSION$^{®}$" (read as Triple-Green Conversion),
- designed, built, and tested a pilot G3C Horizontal Continuous System,
- designed built and tested a pilot G3C Vertical Continuous System,
- developed the G3C Enrichment Process capable of reducing ash to less than 0.5%,
- proceeding with G3C Technology Commercialization project with an objective to develop specifications for a commercial size pilot System,
- started G3C rCB product portfolio development project to determine process specifications for producing high market value rCB products using G3C technology,
- formed an engineering joint venture G3C Engineering Sp. zoo with Green Peaks Group Sp. zoo in Poland with a purpose to design, manufacture, and commission commercial G3C Systems worldwide,
- Signed agreement with Green Peaks Group Sp. zoo to supply G3C System for a Green Peaks Energy's (a Green Peaks Group's affiliated company) tire processing plant in Poland,
- Signed Memorandum of Understanding with the largest Indian rCB manufacturer – Royal Carbon Black Pvt Ltd. to supply G3C Systems with the total capacity of 100 tons per day,
- Signed a license agreement with G3C Engineering Sp. zoo to provide G3C process patents usage rights for the purpose to design, build, commission, and service G3C equipment worldwide, and
- G3CT has developed the advanced grades of rCB capable to replace virgin Carbon Black (vCB) in the tire tread, which is not attainable for any other known rCB technologies, the result was tested and verified by the certified Akron Rubber Development Lab (ardl.com).

We have verified, that G3CT's GREEN³ CONVERSION® (G3C) technology is capable to produce high grades of Carbon Black and eventually replace the use of fossil feedstock materials for a large part of Carbon Black (CB) production. Through our process, we believe we can reduce carbon dioxide emissions from CB production by at least 80%, reduce the world's scrap tire caused environmental pollution, and achieve positive financial results.

The Company's Products and/or Services

Product / Service	Description	Current Market
Scrap Tire Conversion Process	The company has designed, and is currently using the G3C Vertical Continuous System, capable of producing high structure and high surface area (e.g., for various rubber and plastic applications) to develop specification for a commercial pilot system and to develop a portfolio of G3C rCB products.	G3CT markets such technologies to achieve a worldwide processing of scrap tires and to significantly reduce production of virgin carbon black that is using scarce natural resources i.e., oil and gas. We are in the technology commercialization phase and do not have paying customers at this time.

Competition

At this time no "Tire to rCB Conversion" company claims that they are capable of producing high grade rCB (i.e. with high surface area and high structure). G3CT has already demonstrated a capability to produce some high grades and has a potential to replace major virgin high grade carbon black suitable for tire treads and other applications. The fundamental differentiation of G3C technology, a Generation 3 tire conversion technology, from a pyrolysis-based (i.e., Generation 2) technologies is that it not only recovers carbon black built in tires but also upgrades it to the higher market value products. On the contrary, the pyrolysis-based (i.e., Generation 2) technologies are only capable to recover CB that was originally built into tires.

In the lower grade rCB market (*i.e.*, rCB for tire carcass, hoses, gaskets, belts, etc.) we have only few competitors, which are still approaching their maturity.

Customer Base

G3CT has signed an agreement with Green Peaks Group Sp. zoo to supply G3C System for a Green Peaks Energy's (a Green Peaks Group's affiliated company) tire processing plant in Poland, and Signed Memorandum of Understanding with the largest Indian rCB manufacturer – Royal Carbon Black Pvt. Ltd. to supply G3C Systems with the total capacity of 100 tons per day.

Intellectual Property

Trademarks

We own US Patent 9663662, "System and method for tire conversion into carbon black, liquid and gaseous products", Canadian Patent 3 015 887 with the same title, Indian Patent 335 664 and US Trademark "GREEN^3 CONVERSION$^{®}$". We have applied for national phase patents in China and European Union. The US, Canadian and Indian patents represent the core of G3C technology and cover our reactor for converting scape tire material into output products. It represents, to our knowledge, the only Generation 3 Tire Conversion Technology capable of producing rCB replacing the higher range of ASTM CB grades.

We have intellectual property agreements with Ivane Javakhishvili Tbilisi State University, R. Agladze Institute of Inorganic Chemistry and Electrochemistry and Ferdinand Tavadze Institute of Metallurgy and Material Science (both in the Republc of Georgia), which perform R&D and technology commercialization per G3CT work orders, under direct G3CT supervision and fully paid by G3CT. These agreements stipulate that 100% of intellectual property developed by their respective teams per G3CT orders is owned by G3CT.

Legal Proceedings
The Company is not currently involved in any legal proceedings.

Employees
The company currently has 2 employees.

Other

The Company's principal address is 233 Mt. Airy Road Suite 100, Basking Ridge New Jersey 07920.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The below identifies the principal people with the Company:

Name	Position	Age	Date Elected or Appointed	Fulltime with the Company?
Vitaly Khusidman	CEO/COO	66	February 25, 2015	Yes
Alex Khusidman	SVP Engineering	50	January 1, 2018	Currently part time.

Dr. Vitaly Khusidman is the Founder and CEO of G3C Technologies Corporation. Dr. Khusidman has 35 years of innovation in process control for chemical, nuclear power, pharma and material handling industries, as well as broad experience in financial services; he is also experienced in starting and growing companies, as well as in business and financial management. Dr. Khusidman has track record in leading multi-discipline international teams of scientists and engineers and innovation task forces.

Vitaly is full time employee of G3CT from February 2015. Until August 2017, Vitaly also provided part time consulting services not related to G3CT business through his consulting company Knowledge Vitality. Vitaly is responsible for the G3CT strategic direction and positioning on the market, he oversees and is deeply involved in all technology development, Intellectual Property development and management as well as all administrative, legal, personnel and accounting activities.

Alex Khusidman is a hands-on design engineering manager and technology executive with 25 years of experience in development and commissioning complex engineering solutions and program management. After graduating from Drexel University, Alex was leading design of electronic circuits software and industrial control systems, as well as entire systems engineering projects.

Alex has extensive experience in setting up and running engineering function in start-up companies. Alex was full time employed by G3CT starting January 2018 until March 2019. From April 2019 Alex was working part time (in context of temporary downsizing of US operations, while company was looking for additional investment), he will be working fulltime again later in 2020. From November 2012 until December 2017, Alex was a Director of Product Development at Westcomm Inc. Alex has established himself as the gravity point for all engineering efforts supporting Commercialization of G3C Technology and developing the end product, including design and testing of G3CT's proprietary equipment and control systems.

RELATED PARTY TRANSACTIONS

The Company operates out of the Chief Executive Officer's primary residence. Commencing in January 2018, under a verbal agreement, the Company pays approximately $4,500 a month to the Chief Executive Officer for the use of the residence, automobile and secretarial services.

RISK FACTORS

The Securities and Exchange Commission (the "Commission") requires the Company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

We face competition from existing producers of CB.

Competition from virgin Carbon Black producers – We compete with existing producers of vCB, which utilize crude oil for their production. Crude oil is a global commodity which experiences significant price fluctuation. We believe that over the long term, our raw material costs are lower than that of vCB producers, should there be significant declines in world crude oil prices, we may not be able to compete with vCB, which would have a negative effect on our ability to continue operations.

Competition from existing rCB producers – It is our belief that existing producers of rCB are only able to produce a lower grade product. Should those producers be able to produce higher grade products that are on par with, or superior to our products, we may not be able to establish a market position and may not succeed as a company.

We are reliant on certain material agreements.
On September 23, 2020, the Company entered into the STCU P744a Agreement to fund the design and development of the system for Conversion of Carbon-Containing Waste to Carbon Black in partnership with the LEPL Ferdinand Tavadze Institute of Metallurgy & Material Sciences, Tbilisi, Republic of Georgia. The Company fully pays for the development of the technology (work for hire) and owns 100% of the developed technology. Under the terms of the agreement and respective amendment, the Company has committed to providing funding of $259,380. As of December3l, 2020, the Company paid $52,870. The remaining balance of S206,510 will be paid in the duration of 2021,2022 and2023. This agreement may be modified (i.e., a specific quarter or the entire agreement may be reduced in scope/cost and/or cancelled altogether) solely by the Company determination. The loss of this agreement would have a material impact on our future R&D activities in Georgia but will not materially affect the commercialization efforts in Poland, because the key R&D results have been achieved and transferred for technology commercialization.

We might fail to sufficiently market our product to potential customers.
If the Company fails to effectively promote the G3C Technology and gain market recognition, our future revenue and profitability will be limited.

We may not be able to complete research and development efforts to improve our technology.
Since its inception in 2015 the Company has been totally engaged in R&D for the innovative G3C Technology. Continued R&D to perfect the technology and to develop commercial product is essential to the Company's future business. Future R&D efforts for the development of product utilizing rCB will be needed to improve the technology and to develop new and even higher value products. The Company's future will be limited if the R&D effort is not continued.

We depend on the services of our Chief Executive Officer and research team located in the Republic of Georgia.
As typical of all start-up entities, the Company's success is highly dependent on its Chief Executive Officer, Dr. Vitaly Khusidman, Founder and CEO. Dr. Khusidman is key to the Company's strategic direction, personnel & financial management, and R&D effort. Dr. Khusidman is an at-will employee with 200,297 shareholdings (45.81%). The loss of Dr. Khusidman will adversely affect the Company's business operation, financial wellness, and operating results. In addition, the Company's future success is highly dependent on the continued service of its executive officers, as well as its ability to recruit high calibre sales, research and development personnel.

The Company has been leveraging on the highly qualified technical personnel and excellent research facility in the Republic of Georgia at a fraction of the US cost. In case of the loss of the Georgia team will the Company will have to hire equally qualified personnel in USA and to use US research facilities causing significant increase in operating expenses.

We may not be able to adequately protect our intellectual property.
The Company's commercial success will depend substantially on its ability to protect its intellectual property rights. However, the Company's intellectual property rights and proprietary rights may not adequately protect its technological exclusivity.

The Company will be able to protect its intellectual property from unauthorized use by third parties only to the extent that these assets are covered by valid and enforceable patents, trademarks, copyrights or other intellectual property rights, or are effectively maintained as trade secrets.

As of the date of this filing, the Company has been awarded a US, Canadian and Indian patents, and has filed national phase applications in Europe and China. The Company's patents may not be sufficiently broad to prevent others from developing competing products, services technologies, or designs. No consistent policy regarding the breadth of patent claims has emerged to date in the United States and the Company expects the landscape for patent protection for its products, services technologies, and designs to continue to be uncertain. Intellectual property protection and patent rights outside of the United States are even less predictable. As a result, the validity and enforceability of patents cannot be predicted with certainty.

Moreover, the Company cannot be certain whether (a) others will independently develop similar or alternative products, technologies, services or designs or duplicate any of its products, technologies, services or designs, (b) it will develop proprietary products, services, technologies or designs that are patentable, or (c) the patents of others will have an adverse effect on its business.

The patents issued and/or assigned to the Company and those that may be issued and/or assigned to the Company in the future may be challenged, invalidated, rendered unenforceable or circumvented and the rights granted under any issued patents may not provide the Company with proprietary protection or competitive advantages. Moreover, third parties could practice the Company's present and future inventions in territories where the Company has no patent protection or in territories where they could obtain a compulsory license to the Company's technology where patented. Such third parties may then try to import products made using the Company's inventions into the United States or other territories.

Additional uncertainty may result from potential passage of patent legislation by the U.S. Congress, legal precedent by the U.S. Federal Circuit Courts and Supreme Court as they determine legal issues concerning the scope and construction of patent claims and inconsistent interpretation of patent laws by the lower courts.

The laws of certain countries do not protect intellectual property and proprietary rights to the same extent as the laws of the United States. The Company may not be able to protect its products, services, technologies, and designs adequately against unauthorized third-party copying, infringement or use, thus compromising its competitive position. Any proceedings or lawsuits that the Company initiates could be expensive, time consuming and distractive.

Additionally, the Company may provoke third parties to assert claims against its intellectual property rights. These claims could invalidate or narrow the scope of the Company's intellectual property rights. The Company may not prevail in any proceedings or lawsuits that it initiates and the damages or other remedies awarded may be significant. The occurrence of any of these events may adversely affect the Company's business, financial condition, and operating results.

Our business operations could be disrupted by natural disasters.
Catastrophic events, including natural disasters, could disrupt and cause harm to the Company's business. A catastrophic event that results in disruption of the Company's business operations could severely affect the Company's future operating results.

Political instability could make it difficult to have operations in both the United States and the Republic of Georgia.
The company has been conducting its key R&D and technology commercialization activities in the Republic of Georgia. Political instability in the Republic of Georgia, a strong ally of the United States, is not likely but still possible. Such instability, if occurs, may cause negative impacts to G3CT operations in Georgia and harm the overall G3CT operation.

We have no plans to issue dividends.
The Company plans to retain all future earnings by not paying dividends in order to finance the expansion of its business. As a result, investors may only receive a return on their investment in Class B Non-Voting Common Stock.

As a requirement of seeking additional funding in the future, we may be required to license rights to our technology, which could reduce potential future revenue of the Company.
If the Company raises additional funds through collaboration, licensing, or other similar arrangements, then it may be necessary to relinquish potentially valuable rights to the Company's current and future products, proprietary technologies, or grant licenses on unfavourable terms. Such arrangements may decrease the Company's future revenue/profit and reduce the Company's net worth.

The Company has a history of net losses and will require additional capital to execute the business plan.
As of December 31, 2020, the Company had net operating loss carry forwards of approximately $3,244,000 that may be offset against future taxable income expiring from 2035 to 2037. Our failure to start receiving revenue in 2022 or, in case revenue is not started at that time, our failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to execute our business plan. It is likely that the Company will need to raise additional capital in the future.

Our securities have limited liquidity for investors.
Our investors cannot easily resell the Company's securities. There is not now and likely will not be a public market for the Class B Common Stock or any capital stock of the Company. Because the Class B Common Stock has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class B Common Stock has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected.

Limitations on the transfer of the Class B Common Stock may also adversely affect the availability or price that an investor might be able to obtain for the Class B Common Stock in a private sale.

We do not have any independent directors on our board.
The Board of the Company consists of only one director, Dr Khusidman, a majority shareholder and assumes the full control of the Company. Due to the fact that the Company does not have any independent directors and the controlling stockholders of the Company have no intention of electing any independent directors in the immediate future, the Company runs a risk that a significant error or irregularity could occur. Such risk can cause damages to the Company's stockholders and holders of Class B Common Stock.

The valuation of the Company was based on future financial projections that may never materialize.
The valuation of a start-up company cannot be established due to the uncertainty of the operating result at this stage. The valuation of the Company disclosed here is calculated with Discounted Cash Flow Valuation Model based on future financial projections. Such projection is not factual and does not truly represent the value of the Company. The valuation set for this offering is only intended to be an indication of the amount the Company believes an investor may be willing to pay for the Class B Common Stock.

We have a limited operating history.
The Company was incorporated under the laws of the State of New Jersey in February 2015. The Company's limited operating history makes it difficult for investors to evaluate its performance. The future prospect of the Company must be considered in light of all issues early-stage companies encounter. The Company's ability to build a viable business and the likelihood of the success of such a business must be considered in light of the problems, expenses, difficulties, complications, uncertainties, and delays frequently encountered in connection with the growth of an early-stage business.

The Company expects its operating expenses to increase in the near future, and investors should consider the Company's business, operations, and prospects in light of the risks, expenses, and challenges faced as an early-stage company.

Our issued stock options will result in dilution to the Regulation CF investors upon their exercise.
The holders of Class B Common Stock will be diluted upon exercise of options. The holders of Class B Common Stock will be diluted if the grantees of stock options exercisable for shares of Class B Common Stock exercise their rights to be issued Class B Common Stock. The dilution will cause the holders of Class B Common Stock to own a smaller percentage of the capital stock of the Company.

OWNERSHIP AND CAPITAL STRUCTURE

The current owners of 20% or more of the voting power in the Company is reflected in the below table:

Direct owner	Amount and class of securities held	Percent of voting power
Vitaly Khusidman	200,000 shares of Class A Common Stock	52.71%
Beneficial owner*	**Amount and class of securities held**	**Percent of voting power**
LBIT2002, LLC	100,000 shares of Series A Preferred Stock	26.35%
LBIT2002, LLC	74,714 shares of Class A Common Stock	19.69%

*The beneficial owner of LBIT2002, LLC is Access Industries Management, LLC

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes important terms of our capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Amended and Restated Certificate of Incorporation and our Bylaws. For a complete description of our capital stock, you should refer to our Amended and Restated Certificate of Incorporation, and our Bylaws, and applicable provisions of the New Jersey Business Corporation Act.

Under our Amended and Restated Certificate of Incorporation, filed on May 18, 2018, we are authorized to issue 650,000 shares of Common Stock, which is made up of 400,000 shares of Class A Voting Common Stock, and 250,000 shares of Class B Non-Voting Common Stock. In addition, we may issue up to 100,000 shares of Preferred Stock, designated as Series A Preferred Stock.

Common Stock

Dividend Rights
Holders of both the Class A Voting and Class B Non-Voting Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds, subject to and qualified by the rights of holders of Preferred Stock of the Company. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends in the foreseeable future.

Voting Rights

Each holder of Class A Voting Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of Class B Non-Voting Common Stock will have no right to vote except for matters for which a vote is required under the New Jersey Business Corporation Act.

Right to Receive Liquidation Distributions
In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities, and satisfaction of any rights afforded to holders of our Preferred Stock.

Rights and Preferences
Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Preferred Stock

Dividend Rights
The Company may not declare, pay or set aside any dividends on shares of any other class or series of capital stock unless the holders of the Series A Preferred Stock first receive, or simultaneously receive along with all holders of outstanding shares of stock, a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to:

- In the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock was would equal the product of:

  o The dividends payable to each share of such class or series determined, if applicable, as if all share of such class or series had been converted into Common Stock and

  o The number of shares of Common Stock issuable upon conversion of a share Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or

- In the case of a dividend of any class or series that is not convertible into Common Stock, at a rate per share of Series A Preferred stock determined by:

  o Dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock and

  o Multiplying such fraction by an amount equal to the Series A Original Price ($10 per share); provided that, if the Company declares, pays or sets aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Company the dividend payable to the holders of Series A Preferred Stock will be calculated upon the dividend on the class or series of capital stock that would result in the highest Series A Preferred Stock dividend.

Voting Rights

Each holder of Series A Preferred Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions
In the event of any voluntary or involuntary liquidation, dissolution or winding up of the company or Deemed Liquidation Event, holders of Series A-3 Preferred Stock will be entitled to be paid out of the assets of the company available for distribution to its stockholders before any payment will be made to the holders of Common Stock.

Rights and Preferences
Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock

What it means to be a minority holder

In our Company, the class and voting structure of our stock has the effect of concentrating voting control with a few people, specifically the founders along with a small number of shareholders. As a result, these few people collectively have the ability to make all major decisions regarding the Company. As a holder of the Class B Non-Voting Common Stock, you will have no voting rights. Further, you will hold a minority interest in the Company and the founder will still control the Company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

An investor's stake in a company could be diluted due to the company issuing additional shares (including upon the conversion of convertible securities). In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as the Regulation A Offering, an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only, and are not based on the Crowd Note offering):

- In June 2017 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2018 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth $26,660.

Transfer Restrictions – Regulation Crowdfunding

Securities purchased through a Regulation Crowdfunding offering, including any securities into which they convert, are not freely transferable for one year after the date of purchase of the securities, except in the case where they are transferred:

1. To the company that sold the securities
2. To an accredited investor
3. As part of an offering registered with the Commission
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS INFORMATION

The following discussion includes information based on our unaudited operating data for years ended December 31, 2020 and 2019 and should be read in conjunction with our financial statements, which were prepared by management and can be found included with this annual report.

Management Certification

Vitaly Khusidman, as Chief Executive Officer of G3CT, certifies that:
(1) The financial statements of G3CT included in this annual report are true and complete in all material respects; and
(2) The tax return information of G3CT included in this annual report reflects accurately the information reported on the tax return for G3CT filed for the fiscal year ended December 31, 2020.

Results of Operation

We are still a development stage company and have not yet generated any revenues from operations. We initially anticipated that we would be able to begin generating revenue in 2021. However, the Company has experienced a significant slowdown of its operational activities in the U.S. due to COVID-19 pandemic. The operation of its partners in Europe (Green Peaks Group, Sp. zoo) and the Polish joint venture with them were impacted even more significantly, which has caused the material delay in all plans related to building a commercial demo pilot plant in Poland, and, consequently, the first commercial plant in the same country. This negatively affected G3CT technology commercialization plan and has delayed the expected revenue generation at least by one year. Due to the current COVID-19 situation in Europe, the uncertainty continues. Therefore, future delays in revenue generation are possible. We anticipate, as an optimistic scenario, our first revenues will be generated in 2022 out of the sale of technology licenses and in 2023 out of availability of the commercial G3C systems to be designed by G3C Engineering joint venture. If negative effect in Europe continues through the year 2021, the revenue generation will be further delayed.

We sustained net losses of $614,482 and $680,798 for the periods ended December 31, 2020 and 2019. The major components of our expenses include selling, general and administrative expenses, which includes payroll & payroll taxes, depreciation and amortization, professional fees, travel & entertainment, crowdfunding related expenses and some other minor expenses, and non-capitalized research and development expenses. In 2019, our general and administrative expenses decreased from $266,458 to $162,375, a decrease of 39%, due to reduction of US payroll and lack of crowdfunding expenses. At the same time, we increased our research and development expenses from $405,014 to $462,197, an increase of 14.1%, because of intensification of R&D activities in Georgia.

Aa of December 31, 2020, the Company had net operating loss carry forwards of approximately $3,244,000 that may be offset against future taxable income; $1,140,000 of the carry forward available will expire in various years from 2035 through 2037.

Tax Return Information
As required by Rule 201(t)(1) of Regulation Crowdfunding the following information from our filed federal tax return for the fiscal year ended December 31, 2020:
      (1) Total Income: $0
      (2) Taxable Income: $0
      (3) Total Tax Due: $0

Liquidity and Capital Resources

As of December 31, 2020, we had $173,794 in cash, compared to $867,818 as of December 31, 2019. The decrease in cash on hand is a result of the extensive R&D efforts and the lack of financing efforts of the Company throughout 2020. The Company received an additional $200,000 investment in March 2021. Additionally, the Company is working on a new round of investment with our European partner and several investors. Until additional investments are obtained, the Company will temporarily reduce the monthly compensation to the CEO, to be reimbursed at a later time, and limit quarterly orders for the Georgian R&D team via STCU.

In addition to our cash on hand, the company has fixed asset which were valued at $255,807 as of December 31, 2020 and $176,856 as of December 31, 2019. These fixed assets are composed of equipment (instruments and carbon black processing machines located in Georgia), US office furniture and equipment used in the US office, less Accumulated depreciation).

As of December 31, 2020, we had total liabilities in the amount of $2,288 compared to $2,900 as of December 31, 2019.

During 2020, the Company did not raise any capital.

As a subsequent event in March 2021, the Company received investments from an investor known to the Company without the use of general solicitation, relying on Section 4(a)(2) of the Securities Act, for which the Company received $200,000 in exchange for 7,862 shares of the Company's Class A Voting Common Stock. Proceeds from this offering are being used for R&D and technology commercialization in Georgia, as well as for general and administrative expenses in the US.

Capital Expenditures and Other Obligations

On December 19, 2017, the Company entered into an agreement to fund the design and development of a scrap tire conversion reactor and carbon black enrichment system in partnership with the Science and Technology Center in Ukraine (STCU) and Iv. Javakhishvili Tbilisi State University, Tbilisi, Republic of Georgia (STCU Project P716). The Company fully paid for the development of the technology (work for hire) and owns 100% of the developed technology. Under the terms of the agreement and respective amendment, the Company has committed to providing funding of $258,036. This was contract was fully executed and paid for by June 30, 2019. This contract was successfully closed on June 30, 2019.

On April 10, 2019, the Company entered into an agreement to fund the design and development of the system for conversion of carbon-containing waste to Carbon Black in partnership with the STCU and with LEPL Ferdinand Tavadze Institute of Metallurgy & Material Sciences, Tbilisi, Republic of Georgia (STCU Project P744). The Company fully paid for the development of the technology (work for hire) and owns l00% of the developed technology. Under the terms of the agreement and respective amendment, the Company has committed to providing funding of $l63,626. This contract was fully executed and paid for by October 31, 2020.

On September 23, 2020, the Company entered the STCU P744a Agreement to fund the design and development of the system for Conversion of Carbon-Containing Waste to Carbon Black in partnership with the LEPL Ferdinand Tavadze Institute of Metallurgy & Material Sciences, Tbilisi, Republic of Georgia. The Company fully pays for the development of the technology (work for hire) and owns 100% of the developed technology. Under the terms of the agreement and respective amendment, the Company has committed to providing funding of $259,380. As of December 31, 2020, the Company paid $52,870. The remaining balance of $206,510 will be paid in the duration of 2021,2022 and 2023. This agreement may be modified (i.e., a specific quarter or the entire agreement may be reduced in scope/cost and/or cancelled altogether) solely by the Company discretion. The loss of this agreement would have a material impact on our future R&D activities in the Republic of Georgia but will not materially affect the commercialization efforts in Poland, because the key R&D results have been achieved and transferred for technology commercialization.

Pursuant to its agreement between the Company and Polish Green Peaks Group, Sp. zoo, the G3C Engineering Sp. zoo joint venture was established in Poland with 50% stake belonging to the Company. As part of the joint venture, Green Peaks Group's affiliated company (Green Peaks Energy Sp. zoo) will be responsible for establishing a rCB plant utilizing G3C technologies. Further funding is expected to come from affiliates of Green Peaks Group and the private investors in Europe.

The Company will not receive royalty revenues from the production of rCB at this, or a second plant in Poland or Ukraine (territory of exclusive G3C systems sale for Green Peaks Group and affiliated companies) developed as part of this joint venture. The Company will receive royalty revenue from

any further plants in Poland or Ukraine and from any plant established in the rest of the world (where Green Peaks Group has no right to sell G3C systems) and using G3C systems built and commissioned by G3C Engineering Sp. zoo joint venture. Additionally, the Company will receive its share of the G3C Engineering Sp. zoo distribution derived from sales profit from delivery, commissioning and servicing of G3C systems anywhere in the world (except for the first one to be commissioned in Poland) according to its ownership share of G3C Engineering Sp. zoo.

Plan of Operations and Milestones

The Company has designed, built and currently operating a Pilot G3C Vertical Reactor is be capable of producing high grade rCB, capable to replace high market demand and value virgin Carbon Black (vCB) grades, suitable for a many demanding rubber and plastic applications.

By the end of December 2020, the Company has achieved the most significant R&D results for G3C technology by producing recovered Carbon Black material, suited to be used for manufacturing of the entire automobile tire. This result was validated by testing at the certified Akron Rubber Development Lab (ARDL), Ohio, USA in January 2021. These results position the Company ahead of all known competitors in the industry, as no other existing technology can produce recovered Carbon Black suitable for tire tread and other high demand applications.

Over the next 12 months, we have established the following milestones in our plan of operations:

- Enhance and improve the Pilot G3C System in Georgia.
- Continue developing new G3C grades of recovered Carbon Black, capable of replacing high market demand vCB.
- Start building the G3C commercial pilot in Poland via G3C Engineering Sp. zoo. Our 50% owned Polish subsidiary.
- Assist G3C Engineering with building of the Pilot Commercial G3C System.
- Expand global marketing efforts and sales capabilities worldwide.

FINANCIAL STATEMENTS

Included as an Exhibit to the Company's Form C-AR filing.

SIGNATURES

Pursuant to the requirements of Regulation Crowdfunding, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Issuer:	G3C Technologies Corporation
Signature:	Vitaly Khusidman
Title:	CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Signature:	Vitaly Khusidman
Title:	CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer
Date:	04-12-2021

G3C TECHNOLOGIES CORPORATION
FINANCIAL STATEMENTS
(UNAUDITED)
FOR THE YEARS ENDED
DECEMBER 31, 2020 AND 2019

G3C TECHNOLOGIES CORPORATION
(unaudited)

TABLE OF CONTENTS



OWEN & KWIECINSKI, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND BUSINESS CONSULTANTS

March 26, 2021

To the Board of Directors
G3C Technologies Corporation
Basking Ridge, New Jersey

Management is responsible for the accompanying financial statements of G3C Technologies Corporation (a corporation), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations and accumulated deficit and cash flows for the years then ended, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed the compilation engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

Owen & Kwiecinski, LLP

OWEN & KWIECINSKI, LLP
Certified Public Accountants
Somerville, NJ

50 Division Street, Suite 501
Somerville, NJ 08876

PO Box 2400
No. Myrtle Beach, SC 29598

Office: (732) 968-0898
Fax: (732) 968-0585

G3C TECHNOLOGIES CORPORATION
BALANCE SHEETS
(unaudited)
DECEMBER 31,

ASSETS

	2020	2019
Current assets:		
Cash	$ 173,794	$ 867,818
Accounts receivable	11,510	-
Escrow deposit	3,019	16,242
Total current assets	188,323	884,060
Fixed assets - net	255,807	176,856
Intangible assets - net	28,597	26,905
Other asset	283	283
Total Assets	$ 473,010	$ 1,088,104

LIABILITIES AND STOCKHOLDERS' EQUITY

	2020	2019
Current liabilities:		
Accounts payable	$ -	$ 1,024
Accrued liabilities	2,288	1,876
Total current liabilities	2,288	2,900
Total liabilities	2,288	2,900
Commitments and Contingencies (Note 4)		
Stockholders' deficiency:		
Series A Preferred stock - no par value, 100,000 shares authorized, issued and outstanding. Liquidation preference of $1,000,000 as of December 31, 2020 and 2019	1,000,000	1,000,000
Class A (voting) common stock, no par value, 400,000 shs authorized, 271,588 shares issued and outstanding as of December 31, 2020 and 2019	2,451,019	2,451,019
Class B (non-voting) common stock, no par value, 250,000 shs authorized, 25,979 shares issued and outstanding as of December 31, 2020 and 2019	268,080	268,080
Additional paid-in capital	217,778	217,778
Accumulated deficit	(3,466,155)	(2,851,673)
Total stockholders' equity (deficiency)	470,722	1,085,204
Total Liabilities and Stockholders' Equity	$ 473,010	$ 1,088,104

See accountants' compilation report.

G3C TECHNOLOGIES CORPORATION
STATEMENTS OF OPERATIONS
(unaudited)
FOR THE YEARS ENDED DECEMBER 31,

	2020		2019
Net sales	$ 5,484	$	
Royalties	4,800		
Total revenue	10,284		-
Operating expenses:			
Selling, general and administrative	162,375		266,458
Research and development	462,197		405,914
Total operating expenses	624,572		672,372
Loss from operations	(614,288)		(672,372)
Other expense:			
Interest expense	-		8,060
Other expense (income)	(306)		(134)
Total other expense (income)	(306)		7,926
Loss before provision for income taxes	(613,982)		(680,298)
Provision for income taxes	500		500
Net loss	$ (614,482)	$	(680,798)

See accountants' compilation report.

3

G3C TECHNOLOGIES CORPORATION
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(unaudited)

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid -in Capital	Accumulated Deficit	Total Stockholders Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
December 31, 2018	100,000	$ 1,000,000	200,000	$ -	21,200	$ -	$ 217,778	$ (2,170,875)	$ (953,097)
Stock issued			71,588	2,451,019	4,779	268,080			2,719,099
Net loss								(680,798)	(680,798)
December 31, 2019	100,000	1,000,000	271,588	2,451,019	25,979	268,080	217,778	(2,851,673)	1,085,204
Net loss								(614,482)	(614,482)
December 31, 2020	100,000	$ 1,000,000	271,588	$ 2,451,019	25,979	$ 268,080	$ 217,778	$ (3,466,155)	$ 470,722

See accountants compilation report.

4

G3C TECHNOLOGIES CORPORATION
STATEMENTS OF CASH FLOWS
(unaudited)
FOR THE YEARS ENDED DECEMBER 31,

		2020		2019
Cash flows from operating activities:				
Net loss	$	(614,482)	$	(680,798)
Adjustments to reconcile net loss to net cash used by Operating Activities:				
Depreciation and amortization		68,141		53,700
Accrued interest converted to common stock, voting		-		30,564
Changes in operating assets and liabilities:				
Accounts receivable		(11,510)		-
Other current assets		13,223		(16,242)
Other assets		-		(283)
Accounts payable		(1,024)		553
Accrued liabilities		412		(22,445)
Net cash used by operating activities		(545,240)		(634,951)
Cash flows from investing activities:				
Purchase of property and equipment		(144,809)		-
Purchase of intangible assets		(3,975)		(1,469)
Net cash used by investing activities		(148,784)		(1,469)
Cash flows from financing activities:				
Proceeds from issuance of common stock, voting		-		920,455
Proceeds from issuance of common stock, non-voting		-		268,080
Payments for offering costs		-		42,145
Net cash provided by financing activities		0		1,230,680
Net increase (decrease) in cash		(694,024)		594,260
Cash - beginning of year		867,818		273,558
Cash - end of year	$	173,794	$	867,818
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid for:				
Interest	$	-	$	-
Income taxes	$	500	$	500
Debt converted to common stock, voting	$	-	$	1,530,564

See accountants' compilation report.

5

NOTE 1 – NATURE OF OPERATIONS

Long Arc Technologies Corporation was organized on February 25, 2015 in the State of New Jersey. In October 6, 2017, the certificate of incorporation was amended and restated to change the name of the Company to G3C Technologies Corporation (which may be referred to as the "Company", "we", "us", or "our"). The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Basking Ridge, New Jersey.

The Company develops and commercializes innovative "Waste to Wealth" technology for converting scrap tires into high quality carbon black ("CB") suitable for manufacturing new tires, other rubber and plastic products and specialty CB. The latter includes but not limited to high market value conductive CB for cable coating and other semi-conductive rubber applications. In addition to CB, the technology also produces energy for internal needs and for sale.

Management Plans
We have historically relied on the issuance of debt and the sale of equity securities to fund operations. During the years presented we have net losses and have used cash flows from operations. We will continue to incur additional costs for operations until sufficient revenues can sustain operating costs. During the next year, the Company intends to fund its operations with current cash on hand and through the issuance of additional debt or the sale of equity securities. The Company expects to commence revenues from its intended operations in 2022. If necessary, the Company may defer payroll and reduce operating expenses to preserve capital. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business by delaying commencement of intended operations and temporarily reducing compensation for the key employees and other operating expenditures.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability.

G3C TECHNOLOGIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
>
> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
>
> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2020 and 2019. Fair values for these items were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has not commenced revenue generating operations, except for small amount of proceeds from licensing Agreement with G3CEngineering Sp.zoo, Poland (a joint venture with Green Peaks Group, Sp. zoo), which were only partially paid in 2020. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include changes in the Company's ability to utilize the Science and Technology Center in Ukraine ("STCU") to develop its G3C carbon black technology, unforeseen issues in the implementation of the first commercial plant by Green Peaks Group, Sp. zoo in Poland, insufficient effectiveness of the commercial G3C equipment to be developed by the G3C Engineering, Sp. zoo, and new technologies possibly developed by competitors. These adverse conditions could affect the Company's financial condition and the results of its operations.

The Company has experienced a significant slow down of its operational activities in the U.S. due to COVID-19 pandemic. The operation of its partners in Europe (Green Peaks Group, Sp. zoo) and the Polish joint venture with them were impacted even more significantly, which has caused the material delay in all plans related to building a commercial demo pilot plant in Poland, and, consequently, the first commercial plant in the same country. This negatively affected G3CT technology commercialization plan and has delayed the expected revenue generation at least by one year. Due to the current COVID-19 situation in Europe, the uncertainty continues. Therefore, future delays in revenue generation are possible.

The Company currently is in the initial stage of development and has no sales and marketing capabilities.

The Company's industry is characterized by rapid changes in technology. The Company's future success will depend on its ability to maintain technological leadership in the industry. The main risk is related to a potential case when we may not have adequate capital resources to further the development of our platform, products and services.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and Equipment
Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which is generally five (5) years. Depreciation expense for the years ended December 31, 2020 and 2019 was $68,141 and $53,700, respectively.

Intangible Assets
The Company records the costs of obtaining patents as intangible assets. Patents are amortized over 15 years.

Impairment of Long-Lived Assets
The long-lived assets held and used by the Company are reviewed for impairment no less frequently than annually or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability is performed. There can be no assurance, however, that market conditions will not change or demand for the Company's products and services will continue, which could result in impairment of long-lived assets in the future.

Convertible Debt
All outstanding convertible debt was fully converted to the shares of Class A Voting Common Stock in April 2019. There is no convertible debt that exists as of December 31, 2019.

Revenue Recognition
The Company will recognize revenues for services performed or products sold when (I) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable, and (iv) collectability is reasonably assured.

Research and Development
We incur research and development costs during the process of researching and developing our designs and future offerings. Our research and development costs consist primarily of costs incurred in connection with the development of a scrap tire conversion reactor and carbon black enrichment system in partnership with the Science and Technology Center in Ukraine ("STCU"), Iv. Javakhishvili Tbilisi State University and LEPL Ferdinand Tavadze Institute of Metallurgy & Material Sciences, Tbilisi, Republic of Georgia, see Note 4 for additional information.

Stock Based Compensation
Compensation for all stock-based awards, including stock options and restricted stock, is measured at fair value on the date of grant and recognized over the associated vesting periods. The fair value of stock options is estimated on the date of grant using a Black-Scholes model. The fair value of restricted stock awards is estimated on the date of the grant based on the fair value of the Company's underlying common stock. The Company recognizes compensation expense for stock options and restricted stock awards on a straight-line basis over the associated vesting periods.

Determining the grant date fair value of options using the Black-Scholes option-pricing model requires management to make assumptions and judgments. These estimates involve inherent uncertainties and, if different assumptions had been used, stock-based compensation expense could have been materially different from the amounts recorded.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company applies ASC 740 Income Taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their consolidated financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company maintains balances in excess of the federally insured limits.

NOTE 3 – INVESTMENTS

Convertible Notes Have Converted to Common shares

On September 26, 2017, the Company entered into a convertible promissory note agreement with a third party. The third party also is the holder of the Company's Series A preferred stock. The Company received net proceeds of $1,000,000. The proceeds are to be used for operations. The note matures on June 30, 2019 and bears an annual interest rate of 1.29% per annum.

The note was convertible under three scenarios:

a) Equity Financing Conversion: Automatically upon the closing of the next equity financing of at least $100,000. The number of conversion shares under this scenario is calculated as the outstanding principal and interest balance divided by the conversion price. The conversion price under this scenario is 85% of the lowest per share purchase price in the next equity financing round. Conversion shares under this scenario means common stock or any securities directly or indirectly convertible into, or exchangeable for common stock.

b) Corporate Transaction Conversion: Upon a corporate transaction (consolidation, merger, liquidation) if elected by the holder. The number of conversion shares under this scenario is calculated as the outstanding principal and interest balance divided by the conversion price. The conversion price under this scenario equals the valuation capital divided by the fully diluted capitalization prior to the transaction. The valuation capital is an amount mutually agreed by both parties. Note that the holder may also elect to receive all unpaid interest at double the outstanding principal under this scenario. Conversion shares under this scenario means common stock.

c) Maturity Conversion: At or after maturity if elected by the holder. The number of conversion shares under this scenario is calculated as the outstanding principal and interest balance divided by the conversion price. The conversion price under this scenario equals the valuation capital divided by the fully diluted capitalization prior to the conversion. The valuation capital is an amount mutually agreed by both parties. Conversion shares under this scenario means common stock.

NOTE 3 – INVESTMENTS (continued)

On June 15, 2018, the Company entered into a convertible promissory note agreement with a third party. The third party also is the holder of the Company's Series A preferred stock. The Company received net proceeds of $500,000. The proceeds are to be used for operations. The note matures on March 15, 2020 and bears an annual interest rate of 2.34% per annum.

The note was convertible under four scenarios:

a) Equity Financing Conversion: Automatically upon the closing of the next equity financing of at least $100,000. The number of conversion shares under this scenario is calculated as the outstanding principal and interest balance divided by the conversion price. The conversion price under this scenario is 85% of the lowest per share purchase price in the next equity financing round. Conversion shares under this scenario means common stock or any securities directly or indirectly convertible into, or exchangeable for common stock.

b) Corporate Transaction Conversion: Upon a corporate transaction (consolidation, merger, liquidation) if elected by the holder. The number of conversion shares under this scenario is calculated as the outstanding principal and interest balance divided by the conversion price. The conversion price under this scenario equals the original issue price of Series A preferred stock, which is $10 per share. Conversion shares under this scenario means common stock.

c) Maturity Conversion: At or after maturity if elected by the holder. The number of conversion shares under this scenario is calculated as the outstanding principal and interest balance divided by the conversion price. The conversion price under this scenario equals the original issue price of Series A preferred stock, which is $10 per share. Conversion shares under this scenario means Series A preferred stock.

d) Optional Conversion: At the option of the holder upon the closing of a non-qualified financing. A non-qualified financing means a sale (or series of related sales) by the Company of its equity securities following the date of issuance of this note, which does not qualify as the next equity financing (scenario one). The number of conversion shares under this scenario is calculated as the outstanding principal and interest balance divided by the conversion price. The conversion price under this scenario equals the 85% of the lowest per share purchase price in the non-qualified financing.

Both above-mentioned convertible notes were converted under scenario a) to 35,405 shares of Class A Voting Common Stock on April 24, 2019.

CrowdFunding Investment
G3C Technologies has conducted a Crowdfunding campaign at the StartEngine (www.startengine.com), which was closed on September 2, 2019. Total committed investment as of September 2, 2019 was $268,080. Total closed investment as of December 31, 2020 and 2019 was $265,061 and $251,838, respectively. Total number of shares of Class B Non-Voting Common stock issues to crowd funding investors as of December 31, 2019 was 4,779.

Private Investment
During the period of October – December 2019 G3C Technologies has received investments in the total amount of $920,455 from three private investors in exchange for 36,183 shares of Class A Voting Common Stock.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

STCU Design and Development Agreements

On December 19, 2017, the Company entered into the STCU P716 Agreement to fund the design and development of a scrap tire conversion reactor and carbon black enrichment system in partnership with the Science and Technology Center in Ukraine and Iv. Javakhishvili Tbilisi State University, Tbilisi, Republic of Georgia. The Company fully pays for the development of the technology (work for hire) and owns 100% of the developed technology. Under the terms of the agreement and respective amendment, the Company has committed to providing funding of $258,036. This was contract was fully executed and paid for by June 30, 2019.

On April 10, 2019, the Company entered into the STCU P744 Agreement to fund the design and development of the system for Conversion of Carbon-Containing Waste to Carbon Black in partnership with the LEPL Ferdinand Tavadze Institute of Metallurgy & Material Sciences, Tbilisi, Republic of Georgia. The Company fully pays for the development of the technology (work for hire) and owns 100% of the developed technology. Under the terms of the agreement and respective amendment, the Company has committed to providing funding of $163,626. This contract was fully executed and paid for by October 31, 2020.

On September 23, 2020, the Company entered into the STCU P744a Agreement to fund the design and development of the system for Conversion of Carbon-Containing Waste to Carbon Black in partnership with the LEPL Ferdinand Tavadze Institute of Metallurgy & Material Sciences, Tbilisi, Republic of Georgia. The Company fully pays for the development of the technology (work for hire) and owns 100% of the developed technology. Under the terms of the agreement and respective amendment, the Company has committed to providing funding of $259,380. As of December 31, 2020, the Company paid $52,870. The remaining balance of $206,510 will be paid in the duration of 2021, 2022 and 2023. This agreement may be modified (i.e. a specific quarter or the entire agreement may be reduced in scope/cost and/or cancelled altogether) solely by the Company determination. The loss of this agreement would have a material impact on our future R&D activities in Georgia, but will not materially affect the commercialization efforts in Poland, because the key R&D results have been achieved and transferred for technology commercialization.

By the end of December 2020 the Company has achieved the most significant R&D results for G3C technology by producing recovered Carbon Black material, suited to be used for manufacturing of the entire automobile tire. This result was validated by testing at the certified Akron Rubber Development Lab (ARDL), Ohio, USA in January 2021. These results position the Company ahead of all known competitors in the industry, as no other existing technology is capable of producing recovered Carbon Black suitable for tire tread and other high demand applications.

Going Concern
Substantial Doubt Alleviated

As shown in the accompanying financial statements, the Company incurred a net loss of $614,482 during the year ended December 31, 2020, and as of that date, the Company has an accumulated deficit of $3,466,155. Those factors, as well as the uncertain conditions that the Company faces regarding funding operations, create uncertainty about the Company's ability to continue as a going concern. Management of the Company has evaluated these conditions in order to alleviate this uncertainty. As discussed in Note 7, the Company received an additional $200,000 investment in March 2021. Additionally the Company is working on a new round of investment with our European partner and several investors. Until additional investments are obtained, the Company will temporarily reduce the monthly compensation to the CEO, to be reimbursed at a later time, and limit quarterly orders for the Georgian R&D team via STCU.

11

NOTE 5 – STOCKHOLDERS' EQUITY (DEFICIT)

On May 18, 2018, the Company authorized a 50:1 stock split. The authorized shares, shares issued, per share amounts, and historical amounts have been retroactively stated to reflect the stock split. The Company is authorized to issue up to 750,000 total shares as follows:

Series A Preferred Stock
The Company has authorized the issuance of 100,000 shares of Series A Preferred Stock ("Series A"). The Series A holders have voting rights on certain matters among other rights of the security. These shares have a liquidation preference of $1,000,000 based on the initial issue price of $10 per share. There were 100,000 Series A shares issued and outstanding as of December 31, 2020 and 2019, respectively.

Class A Common Voting Stock
The Company has authorized the issuance of 400,000 shares of Class A Common Stock ("Class A"). The Class A holders have one vote for each Class A held. There were 271,588 Class A shares issued and outstanding as of December 31, 2020 and 2019, respectively.

Class B Common Non-Voting Stock
The Company has authorized the issuance of 250,000 shares of Class B Common Stock ("Class B"). The Class B holders do not have voting rights. There were 25,979 shares issued and outstanding as of December 31, 2020 and 2019, respectively.

In November 2018, the Company commenced a Regulation CF offering in for which they are offering up to 17,833 shares of Class B common stock at $60 per share. Bonus shares were offered for larger investments, which effectively reduced the share price for larger transactions.

Restricted Stock Plan
In November 2016, the Company established the Restricted Stock Plan (the "Plan"). Under the terms of the Plan, the Company is authorized to issue 250,000 shares of Class B Non-Voting Common Stock. The persons eligible to participate in the Plan are the Company's employees and directors.

During the year ended December 31, 2016, the Company granted shares representing 6% of the Company ownership as of December 25, 2016 to an individual for business development services to be rendered. 21,200 shares (counting after the split) representing 100% of the granted shares were vested as of December 31, 2017.

During the year ended December 31, 2018, the Company granted 17,650 shares (counting after the split) to an individual for business development services to be rendered. 100% of the shares vest on March 7, 2021.

During the years ended December 31, 2020 and 2019, the Company recognized $-0- of stock based compensation expense. Unrecognized compensation expense related to the 2020 issuance as of December 31, 2020 was $15,402, which will be recorded throughout 2021 and 2022. As of December 31, 2020 and 2019, there were 224,021 shares available for issuance under the Plan, respectively.

NOTE 6 – INCOME TAXES

The following table presents the current and deferred tax provision for federal and state income taxes for the years ended December 31:

	2020	2019
Current:		
Federal	$ -	$ -
State	500	500
Total current	500	500
Deferred:		
Federal	(129,000)	(143,000)
State	(55,000)	(61,000)
Valuation allowance	184,000	204,000
Total deferred	-	-
Total provision for income taxes	$ 500	$ 500

The components of our deferred tax assets for federal and state income taxes consisted of net operating loss carryforwards of approximately $614,000 and $680,000 as of December 31, 2020 and 2019, respectively, for which there was a 100% valuation allowance against.

At December 31, 2020, the Company had net operating loss carry forwards of approximately $3,244,000 that may be offset against future taxable income; $1,140,000 of the carryforward available will expire in various years from 2035 through 2037. The remaining loss available can be carried forward indefinitely. The difference between the Company's tax rate and the statutory rate is due to a full valuation allowance on the deferred tax asset.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New Jersey state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods starting in 2016. The Company currently is not under examination by any tax authorities.

Federal income tax laws limit a company's ability to utilize certain net operating loss carry forwards in the event of a cumulative change in ownership in excess of 50%, as defined under Internal Revenue Code Section 382. The Company has completed numerous financing transactions that have resulted in changes in the Company's ownership structure. The utilization of net operating loss and tax credit carry forwards may be limited due to these ownership changes.

On December 22, 2017, the Tax Cuts and Jobs Act ("Act") was signed into law in the U.S. The Act includes a broad range of tax reforms. The Tax Act significantly revised the U.S. corporate income tax regime by, among other things, lowering the corporate tax rate from 35% to 21%. The Tax Act reduced the U.S. corporate income tax rate reduction to 21% becomes effective January 1, 2018. The Company re-measured its deferred tax assets and liabilities as of December 31, 2017, applying the reduced corporate income tax rate and recorded a provisional decrease to the deferred tax assets of approximately $145,000, with a corresponding adjustment to the valuation allowance.

G3C TECHNOLOGIES CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

NOTE 7 – SUBSEQUENT EVENTS

In March 2021 the Company issued 7,862 shares of its Class A Voting common stock, no par value, in a private placement for $200,000.

Also, as discussed in Note 5, 17,650 shares of Restricted Common Stock have been vested and converted into Non-Voting Common Stock.

The Company has evaluated subsequent events that occurred after December 31, 2020 through March 26, 2021, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.